FOR A LIMITED

JOIN

TIME ONLY

GOAL

WE'RE LAUNCHING

FIVE

ON WEFUNDER





BECOME AN INVESTOR

For the first time ever, we are offering you a unique opportunity to invest in Goal Five.

We're launching our crowdfunding campaign exclusively to our community before opening it up to the public. You can access this opportunity on Wefunder beginning October 14th.

Learn more

HOW DOES IT WORK?



VISIT OUR WEFUNDER PAGE



ENTER YOUR INVESTMENT AMOUNT



CHECK OUT YOUR PERKS



CREATE YOUR ACCOUNT



FUND YOUR INVESTMENT



KEEP TRACK OF OUR PROGRESS!











GOAL FIVE LAUNCHES ON WEFUNDER

October 11, 2022

INVEST IN GOAL FIVE

GOAL • FIVE
X
WEFUNDER

We started Goal Five to create an athletic brand for women, by women. Our goal: celebrate female athletes' greatness by providing gear made specifically for women and by championing all female athletes. We've been overwhelmed by the positive response and you inspire us to want to do more every day.

A number of you have asked if there was a way to invest in Goal Five directly - and now we're making this a reality.

For the first time ever, we are offering you a limited opportunity to be a part of the Goal Five investor community.

Fostering a vibrant community of passionate female athletes is something we're deeply passionate about, and we're thrilled to be able to include all of you to join us on our journey.

This offering will be conducted as a crowdfunding campaign through the Wefunder platform. As we are currently limiting access to just our customers, we kindly request that you keep this information private.

You can access the opportunity here!

Thanks for being the amazing fans you are! We wouldn't be in the place we are today without your support. Please don't hesitate to reach out if you have any questions.

Give a little get a little
Early bird bonus - G5 sticker pack
$100 - free shipping
$500 - pair of shorts + limited-edition tote bag
$1,000 - 25% off for 1 year + handwritten note from CEO
$5,000 - quarterly shipment of shorts + exclusive G5 Yeti bottle
$10,000 - zoom with founders + $500 G5 gift card
$50,000 - USWNT player signed jersey + name a G5 product
$100,000 - attend NWSL game with CEO and pro women's soccer player
$250,000 - 2023 Women's World Cup experience (for 2)
Invest now!

Here are a few things to know:

- Since we are prioritizing our customers, please use the email associated with your Goal Five account login on Wefunder. To avoid potential issues, we highly recommend you keep your Goal Five email address on the account until the crowdfund has closed.
  - For those registering with Wefunder for the first time, sign up with your Goal Five account email address. You can change this to your personal email address easily later on in Settings.
  - For those with existing Wefunder accounts, change your email in Settings. You can change it back to your personal email later on.
- Currently, the minimum check size is $100, and we're collecting non-binding reservations for this campaign.
  - Once we file our Form C with the SEC, you will be asked by Wefunder to confirm your commitment. You can change or cancel your investment up until the close of the campaign.
  - Depending on the amount of interest, we will likely need to adjust the maximum check size to ensure we're including as many of our customers as possible. We'll let you know when and if that happens, and you'll be refunded for the difference if your investment is reduced.
- Currently, we are only inviting Goal Five fans to invest.
  - With our customers, we will prioritize our active customers (vs. inactive customers).
  - We will prioritize customers that signed up before today's date.
  - On a later date, we will announce this campaign to the broader public. Any funds remaining after our customers have filled up the round will be allocated to non-customers.

WE ARE 'TESTING THE WATERS' TO GAUGE INVESTOR INTEREST IN AN OFFERING UNDER REGULATION CROWDFUNDING. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED. IF SENT, IT WILL NOT BE ACCEPTED. NO OFFER TO BUY SECURITIES WILL BE ACCEPTED. NO PART OF THE PURCHASE PRICE WILL BE RECEIVED UNTIL A FORM C IS FILED AND ONLY THROUGH WEFUNDER'S PLATFORM. ANY INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

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